UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Person Filing Statement)
________________

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by
American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Gustavo Castelli
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

________________

WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 Solicitation/Recommendation Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (the “Company”) amends the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 9, 2007, as amended by Amendment No. 1 filed with the Commission on April 6, 2007 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beverage Associates Holding Ltd., a Bahamas corporation (“Offeror”) and a wholly owned subsidiary of Campanhia de Bebidas das Américas -- AmBev (“AmBev”), a Brazilian corporation, to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $3.35 per Class A share or $33.53 per Class B share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated January 25, 2007 (the “Offer to Purchase”), and the related letters of transmittal (which, as amended or supplemented from time to time, constitute the “Offer”), as amended by the Supplement filed by the Offeror and AmBev with the Commission on April 4, 2007 (the “Supplement”).

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

The Offer expired at 5:00 p.m., New York City time, on Thursday, April 19, 2007. AmBev has informed the Company that at the expiration of the Offer, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B Shares held as ADSs), representing 0.63% of the voting rights of the Company, had been tendered in and not withdrawn from the Offer. The minimum tender condition of the Offer, which required that 3,939,387 Class B shares (including Class B Shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, AmBev has advised the Company that the Offer expired without the Offeror purchasing any Class A shares or Class B shares (including Class B Shares held as ADSs). AmBev has informed the Company that all Class A shares and Class B shares (including Class B Shares held as ADSs) that were tendered in the Offer will be promptly returned to the respective holders thereof without any action required on the part of the holders. On April 19, 2007 the Company and Ambev issued press releases announcing the expiration of the Offer. The full text of the Company’s press release is attached hereto as Exhibit (a)(5).

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

EXHIBIT NO.	DESCRIPTION

(a)(5)(i)	Press Release of the Company dated April 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli
Name: Gustavo Castelli
Title: Chief Financial Officer

Dated: April 20, 2007